October 22, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Listed Funds Trust
Issuer CIK: 0001683471
Issuer File Number: 333-215588/811-23226
Form Type: 8-A12B
Filing Date: October 22, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Overlay Shares Nasdaq 100 Income ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications